Pomona Investment Fund

780 Third Avenue, 46th Floor

New York, NY 10017

VIA EDGAR

July 26, 2018

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, DC 20549

Re:	Pomona Investment Fund

Registration Statement on Form N-2

File Nos. 333-224664; 811-22990

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Pomona Investment Fund, a Delaware statutory trust (the “Fund”), hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-224664; 811-22990) so that such Registration Statement may be declared effective at 3:00 p.m., Eastern Time, on July 27, 2018 or as soon as possible thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Fund requests that notification of such effectiveness be made by telephone call to William J. Bielefeld of Dechert LLP, legal counsel to the Fund, at 202-261-3386.

Very truly yours,

Pomona Investment Fund

By:	/s/ Michael D. Granoff
Name:	Michael D. Granoff
Title:	President and Principal Executive Officer

Voya Investments Distributor, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

VIA EDGAR

July 26, 2018

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, DC 20549

Re:	Pomona Investment Fund

Registration Statement on Form N-2

File Nos. 333-224664; 811-22990

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Voya Investments Distributor, LLC, in its capacity as distributor of Pomona Investment Fund, a Delaware statutory trust (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File Nos. 333-224664; 811-22990) so that such Registration Statement may be declared effective at 3:00 p.m., Eastern Time, on July 27, 2018 or as soon as possible thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

Very truly yours,

Voya Investments Distributor, LLC

By:	/s/ Huey Falgout
Name:	Huey Falgout
Title:	Secretary